MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 4     YEAR: 2002
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)
                                 Final Printing

REF  CONCEPTS                                     QUARTER OF PRESENT       QUARTER OF PREVIOUS
                                                  FINANCIAL YEAR           FINANCIAL YEAR
S                                                 Amount       %           Amount       %

 1   TOTAL ASSETS .............................   14,162,151   100         18,610,556   100
 2   CURRENT ASSETS ...........................    6,701,110    47          9,660,663    52
 3   CASH AND SHORT-TERM INVESTMENTS ..........    2,887,987    20          3,658,676    20
 4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..    1,742,535    12          2,270,602    12
 5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..      605,668     4          1,891,143    10
 6   INVENTORIES ..............................    1,353,104    10          1,594,940     9
 7   OTHER CURRENT ASSETS .....................      111,816     1            245,302     1
 8   LONG-TERM ................................    4,783,129    34          5,576,701    30
 9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..      384,271     3            313,841     2
10   INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED ASSOCIATED ..........      913,294     6          1,260,924     7
11   OTHER INVESTMENTS ........................    3,485,564    25          4,001,936    22
12   PROPERTY, PLANT AND EQUIPMENT ............    1,323,116     9          2,206,036    12
13   PROPERTY .................................      861,203     6          1,629,459     9
14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .    2,011,069    14          2,539,337    14
15   OTHER EQUIPMENT ..........................      612,403     4            786,096     4
16   ACCUMULATED DEPRECIATION .................    2,171,535    15          2,941,990    16
17   CONSTRUCTION IN PROGRESS .................        9,976     0            193,134     1
18   DEFERRED ASSETS (NET) ....................    1,354,796    10          1,167,156     6
19   OTHER ASSETS .............................            0     0                  0     0

20   TOTAL LIABILITIES ........................   10,317,365   100         13,223,571   100

21   CURRENT LIABILITIES ......................    6,082,899    59          8,940,685    68
22   SUPPLIERS ................................    1,038,463    10          1,278,521    10
23   BANK LOANS ...............................    1,114,101    11          1,913,610    14
24   STOCK MARKET LOANS .......................       27,659     0             36,841     0
25   TAXES TO BE PAID .........................      149,873     1            354,878     3
26   OTHER CURRENT LIABILITIES ................    3,752,803    36          5,356,835    41
27   LONG-TERM LIABILITIES ....................    3,937,934    39          4,008,125    30
28   BANK LOANS ...............................    2,737,039    27          2,069,445    16
29   STOCK MARKET LOANS .......................    1,181,808    12          1,861,211    14
30   OTHER LOANS ..............................       19,087     0             77,469     1
31   DEFERRED LOANS ...........................       11,011     0              2,295     0
32   OTHER LIABILITIES ........................      285,521     3            272,466     2

33   CONSOLIDATED STOCK HOLDERS' EQUITY .......    3,844,786   100          5,386,985   100

34   MINORITY INTEREST ........................      152,077     4            158,053     3
35   MAJORITY INTEREST ........................    3,692,709    96          5,228,932    97
36   CONTRIBUTED CAPITAL ......................    5,980,404   156          6,087,340   113
37   PAID-IN CAPITAL STOCK (NOMINAL) ..........      686,928    18            686,928    13
38   RESTATEMENT OF PAID-IN CAPITAL STOCK .....      828,947    21            856,054    16
39   PREMIUM ON SALES OF SHARES ...............    4,464,529   116          4,544,358    84
40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES            0     0                  0     0
41   CAPITAL INCREASE (DECREASE) ..............   -2,287,695   -60           -858,408   -16
42   RETAINED EARNINGS AND CAPITAL RESERVE ....   -2,011,026   -52         -2 469,839    46
43   REPURCHASE FUND OF SHARES ................    1,433,229    37          1,433,229    27
44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
     HOLDERS' EQU                                   -387,024   -10           -270,277    -5

45   NET INCOME FOR THE YEAR ..................   -1,322,874   -34         -4,491,199   -83

                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF       CONCEPTS                                QUARTER OF PRESENT       QUARTER OF PREVIOUS
                                                  FINANCIAL YEAR           FINANCIAL YEAR
S                                                 Amount       %           Amount       %

 3   CASH AND SHORT-TERM INVESTMENTS ...........   2,887,987   100         3,658,676    100
46   CASH ......................................     633,119    22           371,983     10
47   SHORT-TERM INVESTMENTS ....................   2,254,868    78         3,286,693     90

18   DEFERRED ASSETS (NET) .....................   1,354,796   100         1,167,156    100
48   AMORTIZED OR REDEEMED EXPENSES ............     129,783    10           190,667     16
49   GOODWILL ..................................           0     0                 0      0
50   DEFERRED TAXES ............................   1,225,013    90           900,202     77
51   OTHERS ....................................           0     0            76,287      7

21   CURRENT LIABILITIES .......................   6,082,899   100         8,940,685    100
52   FOREING CURRENCY LIABILITIES ..............   2,868,777    47         4,441,639     50
53   MEXICAN PESOS LIABILITIES .................   3,214,122    53         4,499,046     50

24   STOCK MARKET LOANS ........................      27,659   100            36,841    100
54   COMMERCIAL PAPER ..........................      27,659   100            36,841    100
55   CURRENT MATURITIES OF MEDIUM TERM NOTES ...           0     0                 0      0
56   CURRENT MATURITIES OF BONDS ...............           0     0                 0      0

26   OTHER CURRENT LIABILITIES .................   3,752,803   100         5,356,835    100
57   OTHER CURRENT LIABILITIES WITH COST .......      13,042     0            42,088      1
58   OTHER CURRENT LIABILITIES WITHOUT COST ....   3,739,761   100         5,314.747     99

27   LONG-TERM LIABILITIES .....................   3,937,934   100         4,008,125 100
59   FOREING CURRENCY LIABILITIES ..............   1,925,383    49         2,615,397     65
60   MEXICAN PESOS LIABILITIES .................   2,012,551    51         1,392,728     35

29   STOCK MARKET LOANS ........................   1,181,808   100         1,861,211    100
61   BONDS .....................................   1,001,863    85         1,670,000     90
62   MEDIUM TERM NOTES .........................     179,945    15           191,211     10

30   OTHER LOANS ...............................      19,087   100            77,469    100
63   OTHER LOANS WITH COST .....................      19,087   100            77,469    100
64   OTHER LOANS WITHOUT COST ..................           0     0                 0      0

31   DEFERRED LOANS ............................      11,011   100             2,295    100
65   NEGATIVE GOODWILL .........................           0     0                 0      0
66   DEFERRED TAXES ............................           0     0                 0      0
67   OTHERS ....................................      11,011   100             2,295    100

32   OTHER LIABILITIES .........................     285,521   100           272,466    100
68   RESERVES ..................................     285,521   100           272,466    100
69   OTHERS LIABILITIES ........................           0     0                 0      0

44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK     -372,014   100          -270,277    100
     HOLDERS EQUITY
70   ACCUMULATED INCOME DUE TO MONETARY POSITION           0     0                 0      0
71   INCOME FROM NON-MONETARY POSITION ASSETS ..    -372,014   100          -270,277    100

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

     CONCEPTS                                     QUARTER OF PRESENT       QUARTER OF PREVIOUS
                                                  FINANCIAL YEAR           FINANCIAL YEAR
S                                                 Amount                   Amount

72   WORKING CAPITAL .................... .......      618,211                 719,978
73   PENSIONS FUND AND SENIORITY PREMIUMS .......       58,266                  37,747
74   EXECUTIVES (*) ..................... ......            35                      46
75   EMPLOYERS (*) ...................... ......         2,829                   4,167
76   WORKERS (*) ........................ ..... .        4,864                   5,495
77   CIRCULATION SHARES (*) ............. .......  621,561,433             621,561,433
78   REPURCHASED SHARES (*) ............. .......            0                       0

     *THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                         CONSOLIDATED EARNING STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)
                                 Final Printing

REF       CONCEPTS                                QUARTER OF PRESENT       QUARTER OF PREVIOUS
R                                                 FINANCIAL YEAR           FINANCIAL YEAR
                                                  Amount       %           Amount       %

 1   NET SALES ................................   7,983,657    100         9,822,567    100
 2   COST OF SALES ............................   6,865,059     86         9,151,883     93
 3   GROSS INCOME .............................   1,118,598     14           670,684      7
 4   OPERATING ................................     969,231     12         1,449,073     15
 5   OPERATING INCOME .........................     149,367      2          -778,389     -8
 6   TOTAL FINANCING COST .....................     435,683      5           513,134      5
 7   INCOME AFTER FINANCING COST ..............    -286,316     -4        -1,291,523    -13
 8   OTHER FINANCIAL OPERATIONS ...............     216,603      3         3,023,063     31
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING                                      -502,919     -6        -4,314,586    -44
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..................................     564,093      7           193,989      2
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
      SHARING                                    -1,067,012    -13        -4,508,575    -46
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ..............    -125,910     -2           -56,033     -1
13   CONSOLIDATED NET INCOME OF CONTINUOUS ....  -1,192,922    -15        -4,564,608    -46
14   INCOME OF DISCONTINUOUS OPERATIONS .......           0      0          -261,452     -3
15   CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINAR                               -1,192,922    -15        -4,303,156    -44
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)            0      0                 0      0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .........           0      0                 0      0
18   NET CONSOLIDATED INCOME ..................  -1,192,922    -15        -4,303,156    -44
19   NET INCOME OF MINORITY INTEREST ..........     129,952      2           188,043      2
20   NET INCOME OF MAJORITY INTEREST ..........  -1,322,874    -17        -4,491,199    -46

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF  CONCEPTS                                     QUARTER OF PRESENT       QUARTER OF PREVIOUS
R                                                 FINANCIAL YEAR           FINANCIAL YEAR
                                                  Amount       %           Amount       %

 1   NET SALES ................................... 7,983,657   100          9,822,567   100
21   DOMESTIC .................................... 5,658,288    68          6,365,227    65
22   FOREIGN ..................................... 2,325,369    32          3,457,340    35
23   TRANSLATED INTO DOLLARS (***) ...............   224,024     3            377,852     4

 6   TOTAL FINANCING COST ........................   435,683   100            513,134   100
24   INTEREST PAID ...............................   571,895   131          1,017,171   198
25   EXCHANGE LOSSES .............................   986,483   226            879,261   171
26   INTEREST EARNED .............................   165,535    38            413,744    81
27   EXCHANGE PROFITS ............................   831,803   191            898,442   175
28   GAIN DUE TO MONETARY POSITION ...............  -125,357   -29            -71,112   -14

 8   OTHER FINANCIAL OPERATIONS ..................   216,603                3,023,063   100
29   OTHER NET EXPENSES (INCOME) NET .............   216,603                3,023,063   100
30   (PROFIT) LOSS ON SALE OF OWN SHARES .........         0     0                  0     0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMEN         0     0                  0     0

10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING   564,093   100            193,989   100
32   INCOME TAX ..................................   160,322    28            193,422   100
33   DEFERED INCOME TAX ..........................   355,750    63             23,369    12
34   WORKERS' PROFIT SHARING .....................    58,705    10             -7,033    -4
35   DEFERED WORKERS' PROFIT SHARING .............   (10,684)   (2)           -15,769    -8

     (***) THOUSANDS OF DOLLARS


                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF  CONCEPTS                                  QUARTER OF PRESENT       QUARTER OF PREVIOUS
R                                                FINANCIAL YEAR           FINANCIAL YEAR
                                                  Amount                   Amount

36   TOTAL SALES .......................           7,986,196               9,798,426
37   NET INCOME OF THE YEAR ............                   0                -190,998
38   NET SALES (**) ....................           7,983,657               9,822,569
39   OPERATION INCOME (**) .............             149,367                -778,389
40   NET INCOME OF MAYORITY INTEREST(**)          -1,322,874              -4,491,200
41   NET CONSOLIDATED INCOME (**) ......          -1,192,922              -4,303,157

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF  CONCEPTS                                     QUARTER OF PRESENT       QUARTER OF PREVIOUS
P                                                  FINANCIAL YEAR            FINANCIAL YEAR
     YIELD
 1   NET INCOME TO NET SALES .........................   -14.94%                  -43.81%
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........   -35.82%                  -85.89%
 3   NET INCOME TO TOTAL ASSETS (**) .................    -8.42%                  -23.12%
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......     0.00%                    0.00%
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...   -10.51%                   -1.65%

     ACTIVITY
 6   NET SALES TO NET ASSETS (**) ....................     0.56 times               0.53 times
 7   NET SALES TO FIXED ASSETS (**) ..................     6.03 times               4.45 times
 8   INVENTORIES ROTATION (**) .......................     5.07 times               5.74 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............       68 days                  72 days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)    11.23%                   16.95%

     LEVERAGE
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............    72.85%                   71.05%
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......     2.68 times               2.45 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES    46.47%                   53.37%
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........   297.63%                  181.69%
15   OPERATING INCOME TO INTEREST PAID ...............     0.26 times              -0.77 times
16   NET SALES TO TOTAL LIABILITIES (**) .............     0.77 times               0.74 times

     LIQUIDITY
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........     1.10 times               1.08 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
      LIABILITIES                                          0.88 times               0.90 times

19   CURRENTS ASSETS TO TOTAL LIABILITIES ............     0.65 times               0.73 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........    47.48%                   40.92%

     CASH FLOW
21   CASH FLOW FROM NET INCOME TO NET SALES ..........    -3.27%                  -11.82%
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................   -10.20%                   14.82%
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID                                       -1.88 times                0.29 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING                                 100.00%                     100.00%
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................     0.00%                       0.00%
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................    -8.49%                      -4.01%

     (**)IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT
                                 Final Printing

REF  CONCEPTS                                  QUARTER OF PRESENT       QUARTER OF PREVIOUS
D                                                 FINANCIAL YEAR          FINANCIAL YEAR
                                                      Amount                   Amount

 1   BASIC PROFIT PER ORDINARY SHARE (**) ......   -2.13                   -7.23
 2   BASIC PROFIT PER PREFERENT SHARE (**) .....    0.00                    0.00
 3   DILUTED PROFIT PER ORDINARY SHARE (**) ....    0.00                    0.00
 4   CONTINUOUS OPERATING PROFIT PER COMUN
     SHARE (**) ................................   -1.92                   -7.34
 5   EFFECT OF DISCONTINUOUS OPERATING ON
     CONTINUOUS OPERATING (**) .................    0.00                   -0.42
 6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)     0.00                    0.00
 7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)     0.00                    0.00
 8   CARRYING VALUE PER SHARE ..................    5.94                    8.41
 9   CASH DIVIDEND ACUMULATED PER SHARE ........    0.00                    0.00
10   DIVIDEND IN SHARES PER SHARE ..............    0.00 shares             0.00 shares
11   MARKET PRICE TO CARRYING VALUE ............    0.30 times              0.53 times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE                                        -0.83 times              -0.62 times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE                                         0.00 times               0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
MONTHS

                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

REF  CONCEPTS                                     QUARTER OF PRESENT       QUARTER OF PREVIOUS
C                                                 FINANCIAL YEAR           FINANCIAL YEAR
                                                  Amount                   Amount

 1   CONSOLIDATED NET INCOME ......................  -1,192,922               -4,303,156
 2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH ...........................     932,192                3,142,530
 3   CASH FLOW FROM NET INCOME OF THE YEAR ........    -260,730               -1,160,626
 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .....    -814,295                1,455,660
 5   CASH GENERATED (USED) IN OPERATING ACTIVITIES   -1,075,025                  295,034
 6   CASH FLOW FROM EXTERNAL FINANCING ............    -931,367               -3,204,113
 7   CASH FLOW FROM INTERNAL FINANCING ............           0                        0
 8   CASH FLOW GENERATED (USED) BY FINANCING ......    -931,367               -3,204,113
 9   CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES ...................................   1,235,704                3,942,766
10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
     INVESTMENTS ..................................    -770,688                1,033,687
11   CASH AND SHORT-TERM INVESTMENTS AT THE
     BEGINNING OF PERIOD ..........................   3,658,675                2,624,989
12   CASH AND SHORT-TERM INVESTMENTS AT THE END
     OF PERIOD ....................................   2,887,987                3,658,676

                           BREAKDOWN OF MAIN CONCEPTS

 REF CONCEPTS                                  QUARTER OF PRESENT       QUARTER OF PREVIOUS
C                                                FINANCIAL YEAR           FINANCIAL YEAR
                                                       Amount               Amount


 2   +(-)ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH ........................     932,192                3,142,530
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR .....409,501                1,234,983
14   +(-)NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS ......................... 21,536                   52,971
15   +(-)NET LOSS (PROFIT) IN MONEY EXCHANGE ........152,949                 -311,287
16   +(-)NET LOSS (PROFIT) IN ASSETS AND
     LIABILITIES ................................
     ACTUALIZATION ..............................          0                        0
17   +(-)OTHER ITEMS ............................    348,206                2,165,863

 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL ...   -814,295                1,455,660
18   +(-)DECREASE (INCREASE) IN ACCOUNT RECEIVABLE   475,362                1,012,774
19   +(-)DECREASE (INCREASE) IN INVENTORIES ......   128,918                  326,805
20   +(-)DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLE ..................................   877,648                  460,984
21   +(-)INCREASE (DECREASE) IN SUPPLIER ACCOUNT .  -199,338                  -87,980
22   +(-)INCREASE (DECREASE) IN OTHER LIABILITIES -2,096,885                 -256,923

 6   CASH FLOW FROM EXTERNAL FINANCING ...........  -931,367               -3,204,113
23   + SHORT-TERM BANK AND STOCK MARKET FINANCING    109,858               -1,042,329
24   + LONG-TERM BANK AND STOCK MARKET FINANCING . 1,272,542                  670,515
25   + DIVIDEND RECEIVED .........................         0                        0
26   + OTHER FINANCING ...........................  -360,709               -1,114,453
27   (-) BANK FINANCING AMORTIZATION .............-1,484,203                        0
28   (-) STOCK MARKET AMORTIZATION ...............  -468,855               -1,717,846
29   (-) OTHER FINANCING AMORTIZATION .............        0                        0

 7   CASH FLOW FROM INTERNAL FINANCING ............        0                        0
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ..        0                        0
31   (-) DIVIDENS PAID ............................        0                        0
32   + PREMIUM ON SALE OF SHARES ..................        0                        0
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ..        0                        0

 9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES .................................. 1,235,704                3,942,766
34   +(-)DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE ......................     -9,531                 -177,859
35   (-) ACQUISITION OF PROPERTY, PLANT AND
     EQUIPMENT ...........                          -104,920                 -157,912
36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ..          0                        0
37   + SALE OF OTHER PERMANENT INVESTMENTS ......    557,778                3,963,629
38   + SALE OF TANGIBLE FIXED ASSETS ............    714,163                  417,236
39   + (-) OTHER ITEMS ..........................     78,214                 -102,328